Filed by Yorkville Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-42720

Subject Company: Yorkville Acquisition Corp.

JOHN SOLOMON: Alright. Joining us now, a man who's played such an outsized role in exposing the abuses and, uh, the criminality that really occurred in the Russiagate and weaponization of government.

Today, he plays an important role in helping recraft the intelligence community so that it has the confidence of the American people again. He's the chairman of the President's Intelligence Advisory Board, former chairman of the House Intelligence Committee, the man who unraveled Russiagate. And today, he is CEO of one of the most exciting technology companies in the world, the Trump Media and Technology Group, which gave us Truth Social and, as you're about to find out, a whole lot more! He is our good friend and former Congressman, Devin Nunes.

Sir, good to have you back on the show.

DEVIN NUNES: John and Amanda,

it's always great to be with you. Thank you for having me.

JOHN SOLOMON: What a juggernaut you and the President have built in this company. This week, we had a big story. In fact, it was our trending story all day yesterday. You made a gigantic move into digital currencies, the future of Americans' finances. Tell us a little bit about it and what it does for this great company.

DEVIN NUNES: Well, you know what's interesting, you know, dating back on my intelligence work for some two decades in the Congress, you know, crypto technology's been around a long time. And I think there was a slow adoption by many people around the world and others to get into crypto, uh, because, you know, they didn't understand it. Would it be there? What would last? And I think we're really at just the beginning of all of this. And so what really changed, I think, is -- from -- from what I can

tell, is that if you were in the third world and you had Bongo Bucks that was a fiat currency -- and I'm just being facetious there by saying that --

AMANDA HEAD: Yeah.

DEVIN NUNES: -- but you would prefer to go into Bitcoin and then turn that somehow into a U.S. dollar. So Bitcoin has maintained now for -- for a long time. And then you have stablecoins, which are basically tied to the dollar, which people are taking and -- and then using those across platforms efficiently. And then you have utility tokens. So the common ones that are known are Ethereum, Solana.

But we decided at Truth Social that we wanted to work with a company that had a very good token that had been around a while and that could work ultimately on the Truth Social and Truth Streaming platform, which, by the way, many people are probably watching this show right now --

JOHN SOLOMON: That's right.
DEVIN NUNES: -- on our Truth Plus streaming. And we decided that, you know, who do we go with that has size, has a great brand, has a wallet, has their own exchange, and has a utility token, uh, that is in existence. And that's how we came to Crypto.com with their CRO token.
We're in the process of adopting that on our platform. It's been used on their platform for many years. It has around a $6 billion, approximately, market cap.
JOHN SOLOMON: Wow.
DEVIN NUNES: So we wanted to go with someone that we could attach our name to, work with, to grow this out in the long run. And we think this is going to be, you know, obviously an American company, the treasury company that we set up. So this is a joint -- kind of a joint venture between both Crypto.com and Trump Media Group, forming a new company. Has to get

approved by the SEC. But that company will be a treasury. All it will hold is CRO, Cronos.

And many like -- a lot of people are familiar with the Bitcoin treasury that's out there that Michael Saylor put together. And these have been popular this year. And I think that every major token is going to have to have one of these treasuries. So we put our name, our brand, everything behind it, because we know that to back Cronos up, to make sure it's there for forever, the CRO token, we need to work with companies like Crypto.com with tokens that the American people can trust. And we needed to build our own treasury company. And that's what we're doing with Crypto.com.

So it's a combination deal, John. It's really the separate treasury company that, by the way, Crypto.com is putting $1 billion worth of Cronos, which today --

JOHN SOLOMON: Wow.

DEVIN NUNES: -- that Cronos has already climbed 30-40 percent over what -- you know, when -- when we announced this deal. And then at the same time, Crypto.com actually made a -- a rather modest investment, compared to the billion dollars that they're putting in our joint treasury company, but we're acquiring $105 million of Cronos in DJT, in the Trump Media and Technology Group. And that -- that Cronos, they're -- they're actually gonna take shares of our company. So Crypto.com will be an investor in -- in our company, and that's the ticker symbol DJT.

So the goal here is, American company, a real utility token that can -- has real uses, that we're gonna be able to prove out over the coming years that this will be a token that's -- that's -- that's here to stay. And not to say that it's -- it's been around a long time, but we

want to take it to the next level. That's the goal.

JOHN SOLOMON: Huge.

AMANDA HEAD: Yeah. And, you know, I think that there's something innately appealing about cryptocurrency, the blockchain technology, for people who care about freedom and anonymity. But I think for a lot of folks, Eric Trump included, the debanking movement is what really opened their eyes to what is happening in our banking system and how we can find alternatives.

Talk to us about that movement, especially when it comes to people who are already enjoying Truth Social.

DEVIN NUNES: Yeah. Well, you know, we -- we actually said that when we did -- we did one of the largest Bitcoin treasuries. So we put about $2 billion of Bitcoin on our books just a couple months ago. And this -- and we told people we were gonna do more. We've been talking about that

we're going to do a utility token. But when we did that -- and that's what led to us adopting CRO, the Cronos token, working with Crypto.com. But when we made that Bitcoin treasury play, where we put $2 billion of Bitcoin on our balance sheet, what that really did is solidified the company for the long run.

So, if this ever goes back to where there's, you know, debanking problems like that, which, by the way, we were debanked as -- and I say "we." I'm not talking about just the Trump family and others. I'm talking about we, DJT, the Trump Media Technology Group. You know, we were harassed by the banks. We had to -- you know, still today, surprise -- well, this won't surprise you, but there's still many firms around this country who won't work with us.

So I think it's gonna take more Cracker -- Cracker Barrels, more Bud Lights, and you know, we're gonna

slowly expose these people when -- when we think the timing is right, people that have refused to work with -- with DJT, a publicly-traded company. But putting that $2 billion of Bitcoin was essentially freeing ourself of ever needing to -- to use banks again. I mean, not that we won't. We will use banks. And then this utility token's the same thing. And the great thing about utility tokens are, the way the blockchain is set up, you can stake that coin. So it's very easy to get a return. So the more the coin is used, the more that you stake, you actually get a return that comes back to the blockchain. And we -- that's one of the reasons why we like this technology. But for sure, this debanking issue is one that's -- that we hope is not here to stay, but we're prepared for it at TMTGDJT, and also at the new treasury company with Crypto.com.

JOHN SOLOMON: I think when the

utility token world burst onto the scene, it was with Binance, which started in China. It spun off a little bit. But this feels like the first true red, white, and blue utility exchange in America -- utility coin exchange in America.

Is that the play here, for you to be, you know, the true red, white, and blue utility token of America?

DEVIN NUNES: Yeah. Well, I think there's -- there's no question in that, right? And that's part of this -- and I don't fault anybody in this whole crypto world, because it's a little bit of the Wild West. But there's been, you know, some problems with it. I think the Republican Party and Trump and others have tried to fix it. You had the corrupt Biden SEC that hurt our company so badly, kept us for many, many years from -- over two years from becoming a public company. They were -- they actually made some of the problems even -- even worse.

Now that President Trump has come in, you have sensible people, he's -- you know, he's basically embracing this new technology, because as we can see, you can't trust the Fed. And that's what really led to cryptos in the first place, going back to the beginning of this. Remember I said Bongo Bucks and people that are sitting in countries that have these -- these useless fiat currencies. Look at the nonsense that's just happened -- happened with the Feds.

So, look, and what we're really gonna do here, John and Amanda, is, you know, we're putting these -- we're actually testing it now. People that are on our testing system have seen -- we're gonna have reward points. So the more you watch John Solomon and Amanda on -- on Truth Plus, you'll collect gems. Those will go to your Truth Social account. The more you use Truth Social, you collect these gems.

And then over time, we're gonna make it so that those gems can either be exchanged into the Crypto.com wallet for Cronos. Or we might have other opportunities. We're still -- we're still -- you know, we're gonna actually take this step-by-step, kind of the crawl, walk, run. We're gonna look at -- obviously, Cronos is our first option. But we might come up with other ideas that we can -- that we can use these reward points for over time. And so the -- that'll reward our users for using both Truth Social and watching Truth Plus. That's the goal. I actually have it on my phone right now. It's working. We keep -- we keep working with it slowly. I'm making sure that it's all working right. But it's gonna be nice, seamless. And that was part of the reason why we wanted to work with Crypto.com, too, because not only did we want to have a company that has basically more regulatory licenses

around the world, but also has one of the best wallets in the world. So we wanted to be able to send the people from Truth Social and Truth Plus a safe place to go and use these reward points. And look, and then if they want to actually use the wallet, learn more about crypto or these other products -- I mean, ultimately, there's going to be -- and actually, Crypto.com already has where you can buy stocks on there. So this is really going to become the future of finance. Because these -- and we're out to prove that an American company, two names you can trust in both Trump Media and Crypto.com, with a token that's been in use, and we're gonna prove that you can have this American-made company that can operate efficiently and prove out, you know, that -- that you can move money and other things safely across a blockchain.

JOHN SOLOMON: Devin, we're lucky.

We're gonna have you back on tomorrow night for our big special on weaponization and how we solve it. But for tonight, I want to thank you for joining us, and congrats on all of the progress you've made at this great company. We're gonna get you on again real soon.

DEVIN NUNES: Thank you.

JOHN SOLOMON: Alright. What a great conversation. Folks, go check this out. This is one of the most exciting developments in the crypto world in the last few months.

\- - - - -

(END OF AUDIO.)

\- - - - -

CERTIFICATE

I, Katrina L. Dearborn, Court Reporter, do hereby certify that the foregoing is a true and correct transcript of the taped proceedings above-referenced to the best of my ability and understanding.

I do further certify that I am not a relative, employee of, or attorney for any of the parties in the above-captioned action; I am not a relative or employee of an attorney for any of the parties in the above-captioned action; I am not financially interested in the action; I am not, nor is the court reporting firm with which I am affiliated, under a contract as defined in Civil Rule 28(D); nor am I otherwise interested in the event of this action.



Katrina L. Dearborn

Kris | Crypto.com @kris

🫡

> **Al Bert** @Albert_TheVoid · Aug 27
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> Reuters, Financial Times, ABC News, Fortune, Bloomberg, Wall Street Journal, The Independent, Axios, Yahoo Finance, and many more... CRO is the news today! 📰
>
> This is the single most consequential move in the history of Crypto.com as a ...
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A MUST-WATCH interview with Devin Nunes, CEO of Trump Media Technology Group and the Chair of the President's Intelligence Advisory Board on our strategic partnership.

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